United States securities and exchange commission logo





                              September 28, 2022

       Pamela Johnson
       Chief Financial Officer
       OppFi Inc.
       130 E. Randolph Street
       Suite 3400
       Chicago, IL 60601

                                                        Re: OppFi Inc.
                                                            Form 10-K filed
March 11, 2022
                                                            Response dated
August 19, 2022
                                                            File No. 001-39550

       Dear Ms. Johnson:

              We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2022 letter.

       Form 10-K filed March 11, 2022

       Earnings per share, page 107

   1. Please revise future filings to clearly disclose your accounting policy related to OppFi-
                                                        LLC Units, including
those designated as Earnout Units.
       Note 18. Earnings Per Share, page 130

   2.                                                   Please refer to comment
1. We note you revised the calculation of basic and diluted EPS to conform to ASC 260
beginning in your June 30, 2022 Form 10-Q. Please provide us an analysis that details
the reported and corrected basic and diluted earnings per share included in any prior
periodic filings (e.g. Form 10-Q, Form 10-K, etc.) that included the misapplied guidance.
Please tell us how you considered whether any errors in these prior
 Pamela Johnson
OppFi Inc.
September 28, 2022
Page 2
         filings are material considering the guidance in SAB Topic 1M and ASC
250. To the
         extent any errors are determined to be material, please amend the applicable periodic filings to correct the error in accordance with ASC 250, consider the need to file a Form
         8-K Item 4.02, and consider whether there was a deficiency in internal control over financial reporting that was a material weakness which is required to be disclosed. Please provide us the basis for your conclusions.
General

3. Please revise future filings to disclose the key terms, including the earnout targets, related to the 25,500,000 Earnout Units.
        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePamela Johnson                                Sincerely,
Comapany NameOppFi Inc.
                                                                Division of
Corporation Finance
September 28, 2022 Page 2                                       Office of
Finance
FirstName LastName